CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Absolute Return Barrier Notes linked to the S&P 500 Index	$82,379,160	$2,529.04
100% Principal Protection Absolute Return Barrier Notes linked to the Russell 2000 Index	$29,489,870	$905.34

(1)  Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)2 Registration Statement No. 333-132747 Dated August 28, 2007

100% Principal Protection Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $82,379,160 Notes linked to the S&P 500® Index due February 27, 2009
UBS AG $29,489,870 Notes linked to the Russell 2000® Index due February 27, 2009

Investment Description

100% Principal Protection Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of an underlying index (the “underlying index”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the underlying index while benefiting from any moderately positive or moderately negative performance of the underlying index. If the underlying index never closes a certain percentage above or below the Index Starting Level (which percentage we refer to as the “Absolute Return Barrier”, at maturity you will receive your principal plus a return equal to the absolute value of the return on the underlying index from the trade date to, and including, the final valuation date. Otherwise, at maturity you will receive only your principal.

Features
☐	Hedging Opportunity—You have the potential to hedge your exposure to the constituent stocks of the underlying index while benefiting from any moderately positive or moderately negative performance over the 18-month term of the Notes.
☐	Potential for Equity-Linked Performance—If the underlying index never closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal.
☐	Diversification—The Notes provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index or the Russell 2000® Index.

Key Dates

Trade Date	August 28, 2007
Settlement Date	August 31, 2007
Final Valuation Date*	February 24, 2009
Maturity Date*	February 27, 2009
*	Subject to postponement in the event of a market disruption event (as described in the product supplement).
Note Offerings

These terms relate to two separate Notes we are offering. Each Note is linked to a particular underlying index with a different Absolute Return Barrier. The performance of each Note will not depend on the performance of any other Note.

Notes	Absolute Return Barrier	Index Starting Level	Upper Index Barrier	Lower Index Barrier	CUSIP	ISIN
S&P 500® Index	25.30%	1432.36	1794.75	1069.97	902619568	US9026195688
Russell 2000® Index	30.00%	767.83	998.18	537.48	902619576	US9026195761

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the 100% Principal Protection Absolute Return Barrier Notes product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-9 of the product supplement relating to the Notes for risks related to an investment in the Notes. The Absolute Return Barrier feature limits your appreciation potential. If the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive only your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
S&P 500® Index	$82,379,160.00	100%	$1,441,635.30	1.75%	$80,937,524.70	98.25%
Russell 2000® Index	$29,489,870.00	100%	$516,072.72	1.75%	$28,973,797.28	98.25%

UBS Investment Bank	UBS Financial Services, Inc.

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes, which we refer to as the “100% Principal Protection Absolute Return Barrier Notes product supplement” or the “PPARN product supplement” and an index supplement for various securities we may offer, including the Notes, which we refer to as the “index supplement”) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

➢	PPARN product supplement dated June 28, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000034/v079332_pros-supp.htm

➢	Index supplement dated June 28, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000030/v079417_pros-supp.htm

➢	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to two different Notes that are offered hereby. Also, references to the “PPARN product supplement” mean the UBS product supplement, dated June 28, 2007, references to the “index supplement” means the UBS index supplement, dated June 28, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The securities may be suitable for you if:

➢	You seek an 18-month investment with a return linked to the absolute return of the applicable underlying index.
➢	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
➢	You believe that the applicable underlying index will appreciate or depreciate over the Observation Period and that any appreciation or depreciation is unlikely to exceed on any day the Upper or Lower Index Barrier, the maximum gain on the Notes at maturity.
➢	You do not seek current income from this investment.
➢	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.

The securities may not be suitable for you if:

➢	You believe that the applicable underlying index is likely to appreciate or depreciate over the Observation Period and that any appreciation or depreciation is likely to exceed on any day the applicable Upper or Lower Index Barrier.
➢	You are unable or unwilling to hold the Notes to maturity.
➢	You seek an investment with uncapped return potential
➢	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
➢	You seek current income from your investments.
➢	You seek an investment for which there will be an active secondary market.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10
Term	18 months
Payment at Maturity (per Note)

➢

If the underlying index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows:
$10.00 + ($10.00 × Absolute Index Return)

➢ If the underlying index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive $10.00 (zero return)
Absolute Index Return	Absolute value of: Index Ending Level — Index Starting Level Index Starting Level
Index Starting Level	As specified on page 1 of this pricing supplement for each underlying index
Index Ending Level	The closing level of the underlying index on the final valuation date
Observation Period	The period starting on, and including, the trade date and ending on, and including, the final valuation date
Upper Index Barrier	Index Starting Level x (1 + Absolute Return Barrier)
Lower Index Barrier	Index Starting Level x (1 – Absolute Return Barrier)

Determining Payment at Maturity for Each Offering

You will receive a cash payment at maturity equal to the principal amount of your Notes or $10 per Note.

The Absolute Return Barrier feature limits your appreciation potential. If the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive only your principal.

The performance of each offering of the Notes will depend on the performance of the underlying index to which such offering is linked and will not depend on the performance of other index or offering of Notes.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:*

Principal Amount:	$10.00
Index Starting Level:	1500.00 (hypothetical)
Principal Protection:	100% at maturity
Term:	18 months
Absolute Return Barrier:	25.00%
Upper Index Barrier:	1875.00, which is 25.00% above the Index Starting Level
Lower Index Barrier:	1125.00, which is 25.00% below the Index Starting Level
Observation Period:	The period starting on, and including, the trade date and ending on, and including, the final valuation date
*	See page 1 of this pricing suppplement for the actual Index Starting Level, Upper Index Barrier, Lower Index Barrier and Absolute Return Barrier applicable to your Note.

Example 1 — If the return on the underlying index over the Observation Period is 15% and the underlying index never closed above the Upper Index Barrier or below the Lower Index Barrier on any day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 2 — If the return on the underlying index over the Observation Period is -15% and the underlying index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 3 — If the underlying index closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive $10.00 at maturity for each Note (a 0.0% total return) regardless of the return on the underlying index over the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Absolute Barrier**			An Index Closing Outside Absolute Return Barrier***
Index Ending Level	Index Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
3000.00	100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2700.00	80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2400.00	60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2100.00	40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1875.00	25.00%	$2.50	$12.50	25.00%	$0.00	$10.00	0.00%
1725.00	15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1650.00	10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1575.00	5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1500.00	0%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1425.00	-5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1350.00	-10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1275.00	-15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1125.00	-25.00%	$2.50	$12.50	25.00%	$0.00	$10.00	0.00%
900.00	-40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
600.00	-60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
300.00	-80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
*	Percentages have been rounded for ease of analysis
**	Calculation assumes that the underlying index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period
***	Calculation assumes that the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

➢	Principal protection only if you hold the Notes to maturity—You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
➢	Market Risk—The return on the Notes, if any, is linked to the performance of the applicable underlying index and will depend on whether the applicable underlying index closes above the applicable Upper Index Barrier or below the applicable Lower Index Barrier on any single day during the Observation Period. You will receive no more than the full principal amount of your Notes if the applicable underlying index closes above the applicable Upper Index Barrier or below the applicable Lower Index Barrier on any trading day during the Observation Period.
➢	The Absolute Return Barrier limits your potential return—The appreciation potential of the Notes is limited to the applicable Absolute Return Barrier, regardless of the performance of the applicable underlying index.
➢	No interest or dividend payments—You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the applicable underlying index.
➢	Credit of issuer—An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
➢	There may be little or no secondary market for the Notes—The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.
➢	Secondary market impact—The secondary market price of the Notes will be influenced by many factors including the level or price of the applicable underlying index, volatilities, dividends and interest rates. The principal protection and potential absolute index return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the applicable underlying index.
➢	Impact of fees on secondary market prices —Generally, the price of the Notes in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
➢	Potential UBS impact on price—Trading or transactions by UBS or its affiliates in the applicable underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the applicable underlying index, may adversely affect the market price of the applicable underlying index and, therefore, the market value of the Notes.
➢	Potential conflict of interest—UBS and its affiliates may engage in business with the issuers of the stocks comprising the applicable underlying index, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the applicable Index Ending Level and payment at maturity based on observed levels of the applicable underlying index in the market. The calculation agent can postpone the determination of the applicable Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
➢	Potentially inconsistent research, opinions or recommendations by UBS —UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions or recommendations could affect the value of the applicable underlying index or the stocks included in such index, and therefore the market value of the Notes.

The Standard and Poor’s 500®Index

The Standard and Poor’s 500® Index (the “S&P 500 Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index, with the number of companies included in each group as of August 28, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (32); Financials (93); Health Care (53); Industrials (53); Information Technology (74); Materials (28); Telecommunications Services (9); and Utilities (31).

The graph below illustrates the performance of the S&P 500 Index from 6/30/97 to 08/28/07, as well as the Upper Index Barrier and the Lower Index Barrier, assuming an Index Starting Level of 1432.56, which was the S&P 500 Index closing level on August 28, 2007, and an Absolute Return Barrier of 25.30%.

Source: Bloomberg L.P.
Historical levels of the S&P 500 Index should not be taken as an indication of future performance.

The Russell 2000®Index

The Russell 2000® Index (the “Russell 2000 Index”) is published by the Frank Russell Company. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Russell 2000®Index,” the Russell 2000 Index measures the composite price performance of the smallest 2000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies by market capitalization and represents approximately 98% of the United States equity market. The Russell 2000 Index value is calculated by adding the market values of the index’s component stocks and then dividing the derived total market capitalization by the “adjusted” capitalization of the Russell 2000 Index on the base date of December 31, 1986.

The graph below illustrates the performance of the Russell 2000 Index from 6/30/97 to 8/28/07, as well as the Upper Index Barrier and the Lower Index Barrier, assuming an Index Starting Level of 767.83, which was the Russell 2000 Index closing level on August 28, 2007, and an Absolute Return Barrier of 30%.

Source: Bloomberg L.P.
Historical levels of the Russell 2000 Index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-25 of the PPARN product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in your Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to 4.8450% per annum, compounded semiannually, with a projected payment at maturity of $10.74 based on an investment of $10. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.16 in 2007, $0.50 in 2008 and $0.08 in 2009. However, if the amount you receive at maturity is greater than $10.74, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2009 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $10.74, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2009 by an amount that is equal to such difference. If the amount you receive at maturity is less than $10.66, then you would recognize a net ordinary loss in 2009 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	392,756	321,452
Total Debt	392,756	321,452
Minority Interest(2)	6,139	5,024
Shareholders’ Equity	51,529	41,953
Total capitalization	450,154	368,429
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.81845 exchange rate in effect as of June 30, 2007).